U.S. SECURITIES AND EXCHANGE COMMISSION	No. 812-
Washington, D.C. 20549

APPLICATION FOR A CERTIFICATION PURSUANT TO SECTION 851(e) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

HARRIS & HARRIS GROUP, INC.

1450 Broadway

24th Floor

New York, NY 10018

All Communications, Notices, and Orders to:

Daniel B. Wolfe, President and Chief Operating Officer

Harris & Harris Group, Inc.

1450 Broadway

24th Floor

New York, NY 10018

Copy to:

Steven B. Boehm, Esq.	Sandra M. Forman, Esq.
Sutherland Asbill & Brennan LLP	General Counsel
700 Sixth Street, N.W. Suite 700	Harris & Harris Group, Inc.
Washington, D.C. 20001-3980	1450 Broadway
24th Floor
New York, NY 10018

May 29, 2014

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: Harris & Harris Group, Inc. 1450 Broadway 24th Floor New York, NY 10018	APPLICATION FOR A CERTIFICATION PURSUANT TO SECTION 851(e) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

INTRODUCTION

Harris & Harris Group, Inc. (“Applicant”) hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Section 851(e) of the Internal Revenue Code of 1986, as amended (the “Code”), for a certification that Applicant is principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available.

Applicant proposes to qualify as a “regulated investment company” under Section 851(a) of the Code for the fiscal year ended December 31, 2013. The certification being sought is a prerequisite to qualification, pursuant to the provisions of Section 851(e) of the Code, as a regulated investment company under Section 851(a).

I.      GENERAL DESCRIPTION OF APPLICANT

Applicant was incorporated under the laws of the State of New York in August 1981 and operates as an internally managed business development company. Applicant’s securities were first registered with the Commission pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, in 1982. In 1992, Applicant registered with the Commission as a closed-end, non-diversified management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). On July 26, 1995, Applicant elected to become regulated as a business development company (“BDC”) pursuant to Section 54(a) of the 1940 Act (the “BDC election”).

Applicant’s investment portfolio consists primarily of equity investments in transformative companies enabled by disruptive science, particularly ones that are enabled by BIOLOGY+, which refers to interdisciplinary life science companies in which biology innovation intersects with innovations in areas such as electronics, physics, materials science, chemistry, information technology, engineering and mathematics. To date, all of our BIOLOGY+ companies have also been commercializing or integrating products enabled by nanotechnology.  In March 2014, Applicant announced that it is expanding its investment focus within the area of BIOLOGY+ and may make investments that are not enabled at the nanoscale or microscale. Applicant currently expects that its Portfolio Companies (as defined below) and its future investments will continue to be engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available. Many of Applicant’s portfolio companies are privately held, thinly capitalized, unproven companies with no operating history. As of December 31, 2013, Applicant had total assets of approximately $125 million.

2

The Commission has previously issued certifications pursuant to Section 851(e) of the Code that Applicant was, for the fiscal years ended December 31, 1997 and December 31, 1999 through December 31, 2012, principally engaged in the furnishing of capital to other corporations, which are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available.1

II.     LEGAL ANALYSIS

A.          Applicable Law

Section 851 of the Code sets forth the general requirements a corporation must satisfy in order to qualify for treatment as a regulated investment company under Subchapter M of the Code (a “RIC”). A RIC is defined in Section 851(a) as “any domestic corporation . . . which, at all times during the taxable year . . . is registered under the . . . [1940 Act] as a management company or unit investment trust or . . . has in effect an election under such Act to be treated as a business development company.” Section 851 also imposes certain conditions and limitations upon entities seeking to qualify as RICs. Section 851(b)(3)(A) provides that an investment company or BDC seeking to qualify for treatment as a RIC must, as of the close of each quarter of the taxable year, have at least 50 percent of the value of its total assets represented by cash and cash items (including receivables), Government securities and securities of other regulated investment companies, and . . . other securities for purposes of this calculation limited, except and to the extent provided in subsection [851](e), in respect of any one issuer to an amount not greater in value than 5 percent of the value of the total assets of the taxpayer and to not more than 10 percent of the outstanding voting securities of such issuer . . . .

1 Harris & Harris Group, Inc., Investment Company Act Release Nos. 30604 (July 22, 2013); 30104 (June 15, 2012); 29736 (July 22, 2011); 28289 (May 28, 2010); 28761 (June 9, 2009); 28294 (May 30, 2008); 27870 (June 20, 2007); 27398 (June 16, 2006); 26908 (June 15, 2005); 26467 (June 15, 2004); 25990 (Apr. 2, 2003); 25454 (Mar. 7, 2002); 24888 (Mar. 8, 2001); 24314 (Feb. 24, 2000); 23102 (Apr. 6, 1998).

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The 1940 Act generally imposes no similar diversification requirements.

Section 851(e) provides an exemption from the diversification requirements of Subchapter M for certain investment companies furnishing capital to certain development corporations. In pertinent part, Section 851(e) provides that

[i]f the . . . Commission determines, in accordance with regulations issued by it, and certifies to the Secretary not earlier than 60 days prior to the close of the taxable year of a management company or a business development company . . . that such investment company is principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological developments, new processes, or products not previously generally available, such investment company may, in the computation of 50 percent of the value of its assets under subparagraph (A) of subsection (b)(3) for any quarter of such taxable year, include the value of any securities of an issuer, whether or not the investment company owns more than 10 percent of the outstanding voting securities of such issuer, the basis of which, when added to the basis of the investment company for securities of such issuer previously acquired, did not exceed 5 percent of the value of the total assets of the investment company at the time of the subsequent acquisition of securities.

B.          Need for Relief

Applicant’s board of directors has determined that it would be in the best interests of Applicant and its shareholders for Applicant to qualify for treatment as a RIC for the fiscal year ended December 31, 2013. Since its BDC election, Applicant has invested a substantial percentage of its total assets in early-stage development or start-up companies (the Portfolio Companies are more fully described below) in a broad range of industry segments enabled by disruptive science, particularly ones that are enabled by BIOLOGY+, which refers to interdisciplinary life science companies in which biology innovation intersects with innovations in areas such as electronics, physics, materials science, chemistry, information technology, engineering and mathematics, (each a “Portfolio Company” and together the “Portfolio Companies”). Given the inherent nature of start-up and early-stage development companies, many of the Portfolio Companies are thinly capitalized, unproven companies that lack management depth and have no operating history. As a consequence, Applicant, in addition to providing capital to the Portfolio Companies, may also assist with the development of financial plans for the companies, recruiting and hiring management, as well as providing management expertise. Given Applicant’s level of involvement in many of the Portfolio Companies, Applicant may, from time to time, own a majority of the equity securities of a given Portfolio Company. Thus, without the relief requested, Applicant may be unable to satisfy the requirements of Section 851(b)(3)(A). This result would have a deleterious impact on Applicant’s shareholders by reducing Applicant’s income without achieving any concomitant policy objective.

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1.	Investment Portfolio

As stated above, Applicant has invested a substantial portion of its assets in early stage companies enabled by disruptive science, particularly ones that are enabled by BIOLOGY+, which refers to interdisciplinary life science companies in which biology innovation intersects with innovations in areas such as electronics, physics, materials science, chemistry, information technology, engineering and mathematics. Applicant believes that most of those companies satisfy the requirements of section 851(e) of the Code. In reaching this conclusion, the Applicant generally has relied upon information provided by the Portfolio Companies themselves and others, including, but not limited to, offering circulars, prospectuses, analyst reports, internal company memoranda, patent applications and similar documents. In addition, Applicant generally is represented on the boards of directors of the Portfolio Companies through member or observer status and also has direct access to senior management of those companies through contractual information rights.

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The following table shows the composition of Applicant’s total assets as of the end of each calendar quarter of 2013:

	3/31/2013		6/30/2013		9/30/2013		12/31/2013
A. Investments in "eligible portfolio companies" described in Section 2(a)(46) of the 1940 Act and believed by the Applicant to be engaged in the business activities required by Section 851(e) of the Code	$101,868,774	[2]	$102,915,411	[2]	$88,444,738	[2]	$88,158,728	[2]

B. Investments in "eligible portfolio companies" described in Section 2(a)(46) of the 1940 Act and treated by Applicant as not engaged in the business activities required by Section 851(e) of the Code	-		-		-		-

C. Investments that do not qualify under Section 55(a) of the 1940 Act, but as to which the issuers are believed by Applicant to be engaged in the business activities required by Section 851(e) of the Code[3]	$5,994,727		$5,810,012		$5,938,798		$5,740,731

D. Investments that do not qualify under Section 55(a) of the 1940 Act and treated by Applicant as not covered by Section 851(e) of the Code	-		-		-		-

E. Cash, cash items and securities as set forth in Section 55(a)(6) of the 1940 Act, collectively “Cash Equivalents”	$21,059,820		$22,194,779		$13,528,468		$27,538,358

Total Investments and Cash Equivalents	$128,923,321		$130,920,202		$107,912,004		$121,437,817

Other Assets	$1,122,682		$4,408,643		$25,163,276	[4]	$3,626,129

Total Assets	$130,046,003		$135,328,845		$133,075,280		$125,063,946

2 This value includes the fair value of rights to milestone payments from the acquisition of BioVex Group, Inc., by Amgen, Inc., and the acquisition of Nextreme Thermal Solutions, Inc., by Laird PLC. We do not include these rights as Portfolio Companies in Section 2.

3 As of December 31, 2013, the investment in this category was D-Wave Systems, Inc.

4 As of September 30, 2013, "Other Assets" included a receivable of $22,799,975 from the sale of a U.S. Treasury Bill.

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As demonstrated above, as of December 31, 2013, 92.5% of Applicant’s total assets consisted of assets of the type set forth in paragraphs 1 through 6 of Section 55(a) of the 1940 Act. Such assets comprise 95.3% of Applicant’s invested assets.

2.           Portfolio Companies

As reflected in the table above, companies engaged in the type and degree of business activities described in Section 851(e) of the Code (“Development Companies”), excluding the investments in issuers described in Categories B. and D. above, comprised the following percentages of the total assets less Cash Equivalents of Applicant at the end of each of the calendar quarters of 2013: March 31, 99.0%; June 30, 96.1%; September 30, 79.0%5; and December 31, 96.3%. The Development Companies are discussed below. Unless otherwise indicated below, information is provided as of December 31, 2013.

ABSMaterials, Inc. (“ABS”)(Category A) — ABS develops reactive glass products and nanosands for remediation, or site-cleanups, of volatile organic and related spills, plumes and gas discharges.   Once having captured a spill, ABS’ materials can be recovered safely and inexpensively and can be recycled for future use by heat-mediated removal of the captured organic chemical compounds.

5 The change in the percentage of total assets less Cash Equivalents as of September 30, 2013, is primarily owing to a receivable of $22,799,975 from the sale of a U.S. Treasury Bill.

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Percentage of Equity held by Applicant6 — Between 5%-25%

Investment Value / Percentage of Applicant’s Total Assets — $1,227,579 / Less than 1%

Date of Initial Investment — January 15, 2010

Adesto Technologies Corporation (“Adesto”)(Category A) — Adesto develops non-volatile memory technology enabled by nanoscale phenomena.  The company's technology addresses several problems that limit the capabilities of certain traditional memory technologies, including the ability to scale the devices as standard chip dimensions shrink, the ability to increase speed of operation and the ability to decrease power consumption.

Percentage of Equity held by Applicant — Between 5%-25%

Investment Value / Percentage of Applicant’s Total Assets — $14,701,448 / 11.8%

Date of Initial Investment — February 21, 2007

AgBiome, LLC (“AgBiome”)(Category A) — AgBiome provides early-stage research for agriculture and utilizes a crop microbiome to identify products that reduce risk and improve yield. The core competencies of AgBiome are strain isolation and culturing methods, bioassays for activity (in vitro and whole plant), analytical protein biochemistry, gene annotation and bacterial phylogeny, and biochemical profiles as biomarkers for yield. Its research programs include biological crop protection, trait identification, and plant breeding tools.

6 Percentage of Equity for all Portfolio Companies held by Applicant is reported on a voting equity basis. The range of equity held by Applicant that is reported matches those ranges reported in the Applicant's annual and quarterly financial statements on Form 10-K and 10-Q, respectively.

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Percentage of Equity held by Applicant — Between 5%-25%

Investment Value / Percentage of Applicant’s Total Assets — $3,021,740/ 2.4%

Date of Initial Investment — December 19, 2012

Bridgelux, Inc. (“Bridgelux”)(Category A) — Bridgelux develops high-power, indium gallium nitride light emitting diodes and arrays that are used in various solid-state lighting applications. Bridgelux's proprietary technology consists of robust chip and array designs that provide commercially acceptable performance at competitive prices and energy efficiencies.

Percentage of Equity held by Applicant — Less than 5%

Investment Value / Percentage of Applicant’s Total Assets — $3,200,642 / 2.6%

Date of Initial Investment — May 20, 2005

Cambrios Technologies Corporation (“Cambrios”)(Category A) — Cambrios develops flexible, transparent conductive surfaces that can be deposited from solution onto any substrate in a roll-to-roll manufacturing process. Metallic nanowires are used as the conductive medium because they minimize the absorption and scattering of visible light. Roll-to-roll manufacturing processes are cost-effective solutions for high volume manufacturing and do not require expensive specialized equipment that is required by the incumbent material, indium-tin-oxide.

Percentage of Equity held by Applicant — Less than 5%

Investment Value / Percentage of Applicant’s Total Assets — $3,418,349 / 2.7%

Date of Initial Investment — November 9, 2004

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Champions Oncology, Inc. (“Champions”)(Category A) — Champions develops advanced technology solutions to personalize the development and use of oncology drugs. Champions’ Tumorgraft™ (CTG) Technology Platform is a novel approach based upon the implantation of primary human tumors in immune-deficient mice followed by propagation of the resulting engraftments, or Tumorgrafts™, in a manner that preserves the biological characteristics and nanoscale morphology of the original human tumor. Champions Oncology uses CTG technology in both its Personalized Oncology Solutions and Translational Oncology Solutions. Shares of the company's common stock trade over-the-counter under the symbol CSBR.

Percentage of Equity held by Applicant — Less than 5%

Investment Value / Percentage of Applicant’s Total Assets — $3,743,084 / 3.0%

Date of Initial Investment — April 4, 2011

Cobalt Technologies, Inc. (“Cobalt”) (Category A) — Cobalt develops biobutanol, a high-volume, high-value industrial chemical and next-generation biofuel. Cobalt's proprietary technologies in microbial physiology, strain development, fermentation and low-energy fuel separation enable it to produce a new generation of fuels that burn cleaner, are more cost-effective, and enhance environmental sustainability. By optimizing productivity, titer and yield, it is seeking to make its biobutanol an affordable substitute to butanol produced from petroleum.

Percentage of Equity held by Applicant — Less than 5%

Investment Value / Percentage of Applicant’s Total Assets — $901,558 / Less than 1%

Date of Initial Investment — October 7, 2008

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Contour Energy Systems, Inc. (“Contour”)(Category A) — Contour, formerly CFX Battery, Inc., and Lifco, Inc., developed primary and rechargeable batteries using a novel variation of existing battery chemistry that is enabled by nanotechnology.  On February 27, 2014, the board of directors of Contour adopted a plan of complete liquidation and dissolution. Following the sale of Contour's assets and settlement of its liabilities, any remaining proceeds will be distributed to its shareholders.

Percentage of Equity held by Applicant — Between 5%-25%

Investment Value / Percentage of Applicant’s Total Assets — $90,844 / Less than 1%

Date of Initial Investment — June 21, 2007

D-Wave Systems, Inc. (“D-Wave”)(Category C) — D-Wave develops high-performance quantum computing systems for commercial use in logistics, bioinformatics, life and physical sciences, quantitative finance and electronic design automation. Its analog computing approach enabled by quantum mechanics enables the solution of problems that are difficult or impossible to solve using existing digital computing technologies.

Percentage of Equity held by Applicant — Less than 5%

Investment Value / Percentage of Applicant’s Total Assets — $5,740,731 / 4.6%

Date of Initial Investment — April 19, 2006

EchoPixel, Inc. (“EchoPixel”)(Category A) — EchoPixel develops algorithms and software tools to visualize and analyze data generated by magnetic resonance imaging, computational tomography scanners, X-ray microscopes, and other imaging equipment. EchoPixel uses its proprietary tools for data analysis in life science and healthcare applications by “amplifying human expertise with machine learning.”

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Percentage of Equity held by Applicant – Between 5%-25%

Investment Value / Percentage of Applicant’s Total Assets — $750,000 / Less than 1%

Date of Initial Investment – June 21, 2013

Ensemble Therapeutics Corporation (“Ensemble”)(Category A) — Ensemble develops DNA Programmed Chemistry (“DPC”) for the discovery of new classes of therapeutics. DPC provides unprecedented control of chemical reactivity, enabling the synthesis of diverse libraries of compounds for use in drug discovery internally and through partnerships with pharmaceutical and biotechnology companies. On June 9, 2010, Ensemble Discovery Corporation changed its name to Ensemble Therapeutics Corporation.

Percentage of Equity held by Applicant — Less than 5%

Investment Value / Percentage of Applicant’s Total Assets — $4,099,787 / 3.3%

Date of Initial Investment — June 6, 2007

Enumeral Biomedical Corporation (“Enumeral”)(Category A) — Enumeral develops high-value opportunities in immunology including therapeutic discovery, immune profiling and personalized medicine. The company's proprietary technology enables the isolation and study of chemicals and proteins produced by individual human cells simultaneously in a highly parallel format. On November 18, 2010, Enumeral Technologies, Inc., changed its name to Enumeral Biomedical Corporation.

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Percentage of Equity held by Applicant — Between 5%-25%

Investment Value / Percentage of Applicant’s Total Assets — $1,682,504 / 1.3%

Date of Initial Investment — December 23, 2009

GEO Semiconductor, Inc. (“GeoSemi”)(Category A) — GeoSemi develops semiconductor devices that enable in-stream sub-pixel processing (ISSP). This technology enables correction of optical and illumination aberrations that are inherent to nanotechnology-enabled solutions used in displays (LED backlights) and digital cameras (high-density, small form-factor image sensors). These technologies suffer from non-uniformities in color, brightness and sensitivity. GeoSemi’s ISSP processors can correct these issues, thereby enabling the use of nanotechnology-enabled solutions in a range of products, while reducing overall system costs.

Percentage of Equity held by Applicant7 — 0%

Investment Value / Percentage of Applicant’s Total Assets — $130,887 / Less than 1%

Date of Initial Investment — September 17, 2010

HzO, Inc. (“HzO”)(Category A) — HzO manufactures novel industrial coatings. HzO’s technology is a unique process to create a nanoscale coating that protects electronics against damage caused by exposure to water, which is the leading cause of lost function in electronics. The coating is transparent and can be applied to a variety of surfaces including plastic, metal and glass. In addition to water repellence, the coating can repel oils, synthetic fluids, hazardous materials, dust and dirt.

7 The investment includes both directly owned warrants and warrants for the purchase of equity through a participation agreement with Montage Capital and has no voting equity.

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Percentage of Equity held by Applicant — Between 5%-25%

Investment Value / Percentage of Applicant’s Total Assets — $7,225,954 / 5.8%

Date of Initial Investment — August 12, 2011

Kovio, Inc. (“Kovio”)(Category A) — Kovio developed a new category of semiconductor products using printed electronics and thin-film technologies. The assets of Kovio were sold in the first quarter of 2014, and Applicant received no proceeds from the sale.

Percentage of Equity held by Applicant — Between 5%-25%

Investment Value / Percentage of Applicant’s Total Assets — $0 / 0%

Date of Initial Investment — November 4, 2005

Laser Light Engines, Inc. (“LLE”) (Category A) — LLE designs and manufactures ultra-high-brightness, solid-state light sources for digital cinema and large-venue projection displays. LLE uniquely combines laser technology, non-linear optics, specialty optical fibers, digital control and applications knowledge to produce its laser-driven light engines.

Percentage of Equity held by Applicant — Between 5%-25%

Investment Value / Percentage of Applicant’s Total Assets — $164,122 / Less than 1%

Date of Initial Investment — May 6, 2008

Mersana Therapeutics, Inc. (“Mersana”)(Category A) — Mersana is a pharmaceutical company developing cancer therapeutics using an advanced drug delivery system. Mersana uses fully biodegradable, nanoscopic drug delivery vehicles based on proprietary molecular constructs and “biological stealth” materials.

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Percentage of Equity held by Applicant – Less than 5%

Investment Value / Percentage of Applicant’s Total Assets — $551,705 / Less than 1%

Date of Initial Investment — February 12, 2002

Metabolon, Inc. (“Metabolon”)(Category A) — Metabolon uses a proprietary technology platform in metabolomics to map changes in metabolic pathways for the identification of biomarkers and the early diagnosis of disease states. Metabolomics is the study of the repertoire of non-proteinaceous, endogenously synthesized small molecules present in an organism. Metabolon's platform uses mass-spectrometry based technologies, data integration and propriety software.

Percentage of Equity held by Applicant — Between 5%-25%

Investment Value / Percentage of Applicant’s Total Assets — $10,699,204 / 8.6%

Date of Initial Investment — January 11, 2006

Molecular Imprints, Inc. (“Molecular”)(Category A) — Molecular developed and manufactured nanoimprint-based lithography technology and systems for manufacturing nano scale features useful in hard disk drives, optical components and semiconductor devices. Its technology overcomes limitations of optical lithography and enables the continued reduction of the dimensions of components that enable products in these markets. On February 13, 2014, Molecular announced that it had signed an agreement to sell its semiconductor imprint lithography equipment business to Canon, Inc. This merger was completed in April of 2014. In addition to the merger, a new spin-out company was formed retaining its original name, and the Applicant will have ownership in this new company.

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Percentage of Equity held by Applicant — Less than 5%

Investment Value / Percentage of Applicant’s Total Assets — $8,278,943 / 6.6%

Date of Initial Investment — March 31, 2004

Nanosys, Inc. (“Nanosys”)(Category A) — Nanosys develops novel and patent-protected nanostructures that integrate functional complexity directly into each individual nanostructure. This capability enables the low-cost fabrication of revolutionary high-value, high-performance applications in a broad range of industries including life sciences, physical sciences, information technology, communications, renewable energy and homeland security. The company's first products are color filters for light-emitting-diode displays.

Percentage of Equity held by Applicant — Less than 5%

Investment Value / Percentage of Applicant’s Total Assets — $4,128,386 / 3.3%

Date of Initial Investment — April 10, 2003

Nano Terra, Inc. (“Nano Terra”)(Category A) — NanoTerra seeks to leverage an exclusive license to the extensive suite of intellectual property that enables nanomanufacturing and patterning developed in the laboratory of Prof. George Whitesides of Harvard University by establishing partnerships with companies in a wide variety of industries, including electronics, aerospace, energy, industrial products, and consumer goods, as well as government agencies. Key components of its technology platform include surface engineering techniques (such as soft lithography, self-assembly, and surface chemistry), and nanomaterials.

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Percentage of Equity held by Applicant8 — 0%

Investment Value / Percentage of Applicant’s Total Assets — $792,334 / Less than 1%

Date of Initial Investment — February 22, 2011

Nantero, Inc. (“Nantero”)(Category A) — Nantero is currently developing NRAMTM, a high-density nonvolatile random access memory chip using patented nanotechnology. The NRAMTM design uses carbon nanotubes as the active memory elements, and Nantero is developing a straightforward way to manufacture the memory chip and integrate it with standard semiconductor processes. Potential applications for Nantero's non-volatile memory include instant-on computers, radiation-hardened memory and data storage in devices such as MP3 players, digital cameras, and smartphones.

Percentage of Equity held by Applicant — Less than 5%

Investment Value / Percentage of Applicant’s Total Assets — $3,034,180 / 2.4%

Date of Initial Investment — August 13, 2001

OhSo Clean, Inc. (“OhSo Clean”)(Category A) — OhSo Clean, which does business as CleanWell Company, develops and commercializes antibacterial cleansers and soaps based on the antiseptic capabilities of thymol, produced by thyme plants. These products do not contain harsh chemicals that can illicit adverse dermatologic reactions in humans, yet have the ability to kill a broad spectrum of bacteria, viruses and funguses that are sources of disease. These products are enabled by a proprietary nanoemulsion technology that facilitates the high-efficiency delivery of thymol into the cell membranes of bacteria and funguses and the protein-based structures of viruses. This mechanism disrupts the ability of these sources of disease to cause infection.

8 The investment includes a senior secured debt security and warrants for the purchase of equity and has no voting equity.

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Percentage of Equity held by Applicant9 — 0%

Investment Value / Percentage of Applicant’s Total Assets — $662,793 / Less than 1%

Date of Initial Investment — March 30, 2012

OpGen, Inc. (“OpGen”)(Category A) — OpGen offers comprehensive multi-parameter screening and surveillance panels to combat current and emerging human pathogens with the next generation of diagnostic and epidemiologic solutions. OpGen’s technology improves the quality of data and time-to-results by providing sequence information from single DNA molecules more rapidly and less expensively than previously possible. The company is dedicated to positively influencing individual healthcare outcomes, advancing scientific research and enhancing public health by delivering precise, actionable information and results to customers in the life science and healthcare communities.

Percentage of Equity held by Applicant — Between 5%-25%

Investment Value / Percentage of Applicant’s Total Assets — $245,000 / Less than 1%

Date of Initial Investment — March 5, 2012

9 The investment includes a senior secured debt security and warrants for the purchase of equity through a participation agreement with Montage Capital and has no voting equity.

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Produced Water Absorbents, Inc. (“PWA”) (Category A) — PWA, which does business as ProSep, Inc., improves the resource recovery and environmental protections of drilling and mining operations through a portfolio of separation technologies and services, including the use of its reactive glass products and nanosands (Osorb) for treating produced and flowback water on-site. PWA is creating commercial solutions in silica-based sol-gel solids, also referred to as swellable glass. The materials are designed such that non-polar liquids (e.g., oils) are absorbed selectively over polar liquids (e.g., water). These silica-based materials are highly stable, hydrophobic and capable of capturing and recovering a range of hydrocarbons and pervasive solvents including TCEs, organic acids and BTEX. PWA acquired ProSep, Inc., in the fourth quarter of 2013.

Percentage of Equity held by Applicant — Between 5%-25%

Investment Value / Percentage of Applicant’s Total Assets — $2,709,430 / 2.2%

Date of Initial Investment — June 21, 2011

ProMuc, Inc. (“ProMuc”)(Category A) — ProMuc develops synthetic mucins. Mucins perform critical functions within biological systems. The specific mucin structure- activity relationships for each of these functions remain largely unknown, in large part due to the lack of access to defined mucin materials of relevant size and composition. Rationally-designed synthetic mucins may have commercial applications ranging from lubricants for food and medicines to anti-microbial coatings and prophylactics that can avoid resistance, to potentially anti-cancer vaccines.

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Percentage of Equity held by Applicant — Above 25%

Investment Value / Percentage of Applicant’s Total Assets — $351,075 / Less than 1%

Date of Initial Investment – December 18, 2013

Senova Systems, Inc. (“Senova”)(Category A) — Senova develops next-generation sensors to measure pH, which is a fundamental property of nature. Senova’s sensors address several limitations of the current technology, including that it does not require calibration, it is not subject to fouling and it does not drift with changes in temperature. The platform technology can be used for a variety of applications, including industrial processing, single use bioprocessing, and advanced analytical systems.

Percentage of Equity held by Applicant — Between 5%-25%

Investment Value / Percentage of Applicant’s Total Assets — $1,219,710 / Less than 1%

Date of Initial Investment — September 9, 2011

SiOnyx, Inc. (“SiOnyx”)(Category A) — SiOnyx develops silicon-based optoelectronic products enabled by its proprietary process that makes "black silicon." Black silicon is the result of the interaction of a femtosecond laser pulse with silicon to create a thin layer of highly doped silicon with nanocrystalline domains. Black silicon has high absorptive properties to visible wavelengths and also absorbs in the infrared, enabling its use in photodetectors, imaging arrays and potentially high-efficiency solar cells.

Percentage of Equity held by Applicant — Between 5%-25%

Investment Value / Percentage of Applicant’s Total Assets — $4,570,383 / 3.7%

Date of Initial Investment — May 12, 2006

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Solazyme, Inc. (“Solazyme”)(Category A) — Solazyme is a biotechnology company devoted to harnessing the energy-harvesting machinery of algae to produce valuable products. The company utilizes proprietary genetic engineering methods to develop commercially relevant, sugar-driven biochemical pathways to produce molecules for the energy, chemical, pharmaceutical and nutraceutical industries. On May 27, 2011, Solazyme priced its initial public offering of 10,975,000 shares of common stock at $18 per share. As of that date, the company's common stock trades on the Nasdaq Global Select Market under the symbol SZYM.

Percentage of Equity held by Applicant — Less than 5%

Investment Value / Percentage of Applicant’s Total Assets — $1,827,712 / 1.5%

Date of Initial Investment — November 24, 2004

SynGlyco, Inc. (“SynGlyco”)(Category A) — SynGlyco, formerly Ancora Pharmaceuticals Inc. (“Ancora”), is the surviving entity following the acquisition of most of the assets of Ancora, including the corporate name, by Corden Pharmaceuticals. SynGlyco will receive milestone and royalty payments from Corden pursuant to the acquisition agreement. SynGlyco also continues to own the vaccine intellectual property portfolio of Ancora that was not included in the assets sold to Corden. Efforts are ongoing to out-license the vaccine intellectual property. Once these out-licenses are complete or the effort is terminated, SynGlyco will exist solely to collect payments from the transaction with Corden.

Percentage of Equity held by Applicant — Above 25%

Investment Value / Percentage of Applicant’s Total Assets — $1,001,551 / Less than 1%

Date of Initial Investment — May 3, 2007

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Ultora, Inc. (“Ultora”)(Category A) — Ultora develops a class of energy-storage devices called super-capacitors based on catalyst-free, purified carbon nanotubes (CNT) as the enabling element in the device. Ultora’s supercapacitors have operating characteristics similar to expensive and large ceramic supercapacitors, but at a fraction of the cost and size of such incumbent technology. These capabilities open near-term market opportunities in solid-state disk drives and oil and gas exploration equipment.

Percentage of Equity held by Applicant — Between 5%-25%

Investment Value / Percentage of Applicant’s Total Assets — $238,391 / Less than 1%

Date of Initial Investment — December 14, 2010

3.             Existence of Cash Positions

Applicant is an opportunistic investor that ideally would be as fully invested as practicable in the securities of its target Portfolio Companies. From time to time, however, Applicant may maintain a substantial portion of its assets in Cash Equivalents. Applicant does not believe it is in its shareholders’ best interest to make investments solely for the purpose of reducing its cash position. Applicant has historically invested in a highly specialized area (nanotechnology and microsystems) and has now refined its investment focus to BIOLOGY+. Applicant defines its investment focus of BIOLOGY+ as investments in interdisciplinary life science companies in which biology innovation intersects with innovations in areas such as electronics, physics, materials science, chemistry, information technology, engineering and mathematics. In March 2014, Applicant announced that it is expanding its investment focus within the area of BIOLOGY+ and may make investments that are not enabled at the nanoscale or microscale. Applicant currently expects that its Portfolio Companies and future investments will continue to be engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available. The investment opportunities in BIOLOGY+ are not always extant and, when identified, require significant diligence before an investment decision can be made. In fact, in 2013, Applicant actively reviewed over 400 potential investments.

22

As evidenced in the table below, Applicant made a number of investments in 2013, both in new Portfolio Companies and in the form of “follow-on” investments in existing Portfolio Companies. In addition, Applicant expects investment activity to continue in 2014, and Applicant believes that a number of additional investments will likely be made before the end of the year.

It is important to note that Applicant has no motive, indeed has a great disincentive, to maintain a significant position in cash. Most notably, cash is a very unattractive asset class in terms of investment return. The higher the level of cash, the greater its potentially depressing impact on the overall internal rate of return of Applicant. Thus, Applicant believes that relying on cash as an asset class for investment returns would ultimately have an extremely negative effect on shareholders and, thus, ultimately on the market price of Applicant’s stock.

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Harris & Harris Group, Inc.

Equity Securities / Debt Investments

Date	Company	Shares/Face	Description	Follow-on	New	Total	By Quarter

01/17/13	Adesto Technologies Corporation	$672,070	Bridge Note	$672,070		$672,070

01/23/13	SynGlyco, Inc.	$350,000	Bridge Note	$350,000		$350,000

01/28/13	Champions Oncology, Inc.	400,000	PIPE	$200,000		$200,000

03/11/13	Cobalt Technologies, Inc.	$28,920	Bridge Note	$28,920		$28,920

03/12/13	Nano Terra, Inc.	$350,000	Senior Secured Debt	$350,000		$350,000

03/22/13	D-Wave Systems, Inc.	196,154-Class E 188,461-Class F	Class E/F Preferred	$491,100		$491,100

03/26/13	HzO, Inc.	$350,000	Bridge Note	$350,000		$350,000

03/28/13	Ensemble Therapeutics Corporation	$73,620	Bridge Note	$73,620		$73,620
							$2,515,710
04/09/13	AgBiome, LLC	208,696	Series A-2 Preferred	$260,870		$260,870

04/24/13	Senova Systems, Inc.	$100,000	Bridge Note	$100,000		$100,000

04/25/13	SynGlyco, Inc.	$300,000	Bridge Note	$300,000		$300,000

04/29/13	Laser Light Engines, Inc.	$166,667	Bridge Note	$166,667		$166,667

04/30/13	Enumeral Biomedical Corp.	517,241	Series A-2 Preferred	$750,000		$750,000

05/02/13	HzO, Inc.	4,786,815	Series B Preferred	$1,212,500		$1,212,500

05/24/13	Ultora, Inc.	215,000	Series A Preferred	$215,000		$215,000

06/07/13	Kovio, Inc.	$50,000	Bridge Note	$50,000		$50,000

06/20/13	Senova Systems, Inc.	$113,636	Bridge Note	$113,636		$113,636

06/20/13	Produced Water Absorbents, Inc.	2,592,000	Series B Preferred	$648,000		$648,000

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Date	Company	Shares/Face	Description	Follow-on	New	Total	By Quarter

06/21/13	EchoPixel, Inc.	2,516,778	Series Seed Preferred		$750,000	$750,000

06/24/13	Ensemble Therapeutics Corporation	$25,767	Bridge Note	$25,767		$25,767
							$4,592,440
07/08/13	Ensemble Therapeutics Corporation	$13,988	Bridge Note	$13,988		$13,988

07/22/13	Laser Light Engines, Inc.	$166,667	Bridge Note	$166,667		$166,667

07/22/13	SiOnyx, Inc.	$418,066	Bridge Note	$418,066		$418,066

08/01/13	Senova Systems, Inc.	965,908	Series B-1 Preferred	$386,363		$386,363

08/19/13	Adesto Technologies Corporation	3,508,771	Series E Preferred	$2,499,999		$2,499,999

09/19/13	Enumeral Biomedical Corp.	206,897	Series A-2 Preferred	$300,001		$300,001

09/27/13	Mersana Therapeutics, Inc.	117,611	Series A-1 Preferred	$126,585		$126,585
							$3,911,669
10/02/13	SiOnyx, Inc.	$418,066	Bridge Note	$418,066		$418,066

10/15/13	AgBiome, LLC	208,696	Series A-2 Preferred	$260,870		$260,870

10/15/13	HzO, Inc.	3,701,146	Series B Preferred	$937,500		$937,500

10/30/13	Laser Light Engines, Inc.	$80,669	Bridge Note	$80,669		$80,669

11/01/13	OpGen, Inc.	$150,000	Bridge Note	$150,000		$150,000

11/08/13	ABSMaterials, Inc.	413,223	Series B Preferred	$500,000		$500,000

11/14/13	Produced Water Absorbents, Inc.	3,914,564-Series B-3 $824,119-Note	Series B-3 Preferred & Bridge Note	$1,802,760		$1,802,760

11/25/13	HzO, Inc.	3,947,888	Series B Preferred	$1,000,000		$1,000,000

12/5/13	Ultora, Inc.	2,347,254	Series B Preferred	$236,603		$236,603

12/16/13	Metabolon, Inc.	444,404	Series E Preferred	$1,225,000		$1,225,000

12/18/13	ProMuc, Inc.	1,000-Common $350,000-Note	Common Stock & Bridge Note		$350,001	$350,001

12/18/13	OpGen, Inc.	$95,000	Bridge Note	$95,000		$95,000
							$7,056,469

				$16,976,287	$1,100,001	$18,076,288	$18,076,288

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C.           Certification Requested

Applicant hereby requests, pursuant to Section 851(e) of the Code, a certification that it is principally engaged in the furnishing of capital to other corporations that are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available. Applicant’s board of directors has determined that it is in the best interests of Applicant and its shareholders to qualify as a RIC. Among other things, RIC qualification would permit Applicant to avoid taxation at the corporate level. However, based upon the composition of Applicant’s investment portfolio and in the absence of the requested certification, Applicant may not satisfy the diversification requirements of Subchapter M as set forth in Section 851(b)(3)(A) of the Code. Thus, without the requested certification, Applicant may not be able to qualify as a RIC.

D.           Precedents

The present request by Applicant is substantially identical to its requests for certifications submitted for the tax years ending December 31, 1997 and December 31, 1999 through December 31, 2012, which the Commission granted.10 Moreover, the Commission has issued certifications pursuant to Section 851(e) of the Code in the past to, among others, Greater Washington Investors, Inc.,11 American Enterprise Development Corp.,12 Boston Capital Corp. — Boston Capital Small Business Investment Corp.,13 and American Research & Development Corp.14

10           See supra, n. 1.

11           Greater Washington Investors, Inc. (File No. 811-1622), Investment Company Act Release No. 6604 (July 2, 1971) (certification).

12           American Enterprise Development Corp. (File No. 811-1543), Investment Company Act Release No. 6501 (May 3, 1971) (certification).

13           Boston Capital Corp., Boston Capital Small Business Investment Corp. (File No. 811-1650), Investment Company Act Release No. 6054 (May 14, 1970) (certification).

14           American Research & Development Corp. (File No. 811-4817), Investment Company Act Release No. 4817 (Jan. 12, 1967) (certification).

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E.            Applicant’s Legal Arguments

Given the nature of the companies in which Applicant has invested the majority of its assets as well as the benefit for Applicant and its shareholders for Applicant to be able to elect to be subject to taxation under Subchapter M, it is appropriate for the Commission to issue the requested certification pursuant to Section 851(e) of the Code. Section 851(e) was intended to foster the development of companies that “are principally engaged in the development or exploitation of inventions, technological improvements, new processes or products not previously generally available . . . .”15 Accordingly, Section 851(e) is available to those investment companies that are “principally engaged in the development or exploitation of inventions, technological developments, new processes or products not previously generally available . . . .” In determining whether an investment company is ‘principally engaged’ in investing in such companies, the Commission is to give consideration . . . to the purpose and function of the investment company and to its continuing over-all operation. Ordinarily, for example, it would be requisite that a major portion of the assets of the investment company represent securities in operating companies developing and exploiting new processes and products.16

15           The Revenue Act of 1951, Pub. L. No. 82-183, § 337, 65 Stat. 452 (1951).

16           Id.

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In the case of Applicant, as of December 31, 2013, approximately 96.3% of its total assets less Cash Equivalents were invested in the securities of companies engaged in the type and degree of business activities described in Section 851(e). Applicant, furthermore, is committed to continuing investing in such companies.

The Portfolio Companies are consistent with the types of companies that Congress envisioned when it enacted Section 851(e). As noted in connection with the enactment of Section 851(e), “[a]n operating company will not be considered to be engaged in the development of new processes or products merely because the process or development is new to the [operating] company.”17 Rather, the process or invention developed by the operating company the investment company has invested in “must represent a substantial technological improvement, or be different to a material degree from a product previously available.”18 The investments of Applicant at issue here fall squarely within the types of portfolio investments identified by Congress as the intended beneficiaries of Section 851(e). The Portfolio Companies are companies that are engaged in pioneering research into a variety of new technical and medical advances that previously have not been available. The advances being developed by the Portfolio Companies range from the development of high-efficiency solar cells and renewable fuels and chemicals to novel therapies for cancer. The technologies being developed by each of the Portfolio Companies represent material advancements in each of the companies’ respective industries; they do not represent mere changes in style or new models.

[17]	Id.

[18]	Id.

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Given the composition of Applicant’s investment portfolio, Applicant may need to rely upon the provisions of Section 851(e) in order to qualify as a RIC. Obtaining the requested certification is a prerequisite to relying upon Section 851(e). Moreover the Commission, and only the Commission, has been authorized to issue such a certification. Thus, for Applicant to rely upon Section 851(e), the Commission must issue the requested certification.19 For the reasons set forth above, we believe that it is appropriate in the public interest and consistent with the best interests of Applicant’s shareholders for the Commission to issue the requested certification pursuant to Section 851(e), and hereby request that such certification be issued.

[19]	Applicant represents that the limitation of Section 851(e)(2) does not apply to it. That provision generally makes Section 851(e) unavailable to an investment company if more than 25% of the value of its total assets is represented by securities of issuers with respect to each of which the company holds more than 10% of the outstanding voting securities and in respect of each of which the company has held any security for 10 or more years.

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III. COMMUNICATIONS

Please address all communications concerning this application and the Notice and Order to:

Daniel B. Wolfe

President & Chief Operating Officer

Harris & Harris Group, Inc.

1450 Broadway

24th Floor

New York, NY 10018

Please address any questions concerning this application and a copy of any communications, Notice, or Order to:

Steven B. Boehm, Esq.	Sandra M. Forman, Esq.
Sutherland Asbill & Brennan LLP	General Counsel
700 Sixth Street, N.W. Suite 700	Harris & Harris Group, Inc.
Washington, D.C. 20001-3980	1450 Broadway
24th Floor
New York, NY 10018

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IV. AUTHORIZATION

Under New York law and the Articles of Incorporation and bylaws of Applicant, the Applicant’s business and affairs are to be conducted by its board of directors. In accordance with New York law and the Articles of Incorporation and bylaws of Applicant, a resolution was adopted by Applicant’s board of directors authorizing the appropriate officers of Applicant to prepare, execute, and file with the Commission this Application for a certification pursuant to Section 851(e) of the Code. A copy of the resolution is attached hereto as Exhibit A. Accordingly, the persons signing and filing this Application have been duly authorized to do so.

Applicant has caused this Application to be duly signed on its behalf in the county of New York in the City of New York on the 29th day of May, 2014.

HARRIS & HARRIS GROUP, INC.

By:	/s/ Patricia N. Egan
Patricia N. Egan
Chief Financial Officer

Attest:	/s/ Jacqueline M. Matthews
Jacqueline M. Matthews

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VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application dated May 29, 2014, for and on behalf of Harris & Harris Group, Inc.; that she is the Chief Financial Officer of Harris & Harris Group, Inc.; and that all actions by shareholders, trustees, and other bodies necessary to authorize deponent to execute and file this Application have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information, and belief.

/s/ Patricia N. Egan
Patricia N. Egan

Sworn and subscribed to before me, a notary public, this 29th day of May, 2014.

/s/ Jacqueline M. Matthews
Notary Public, State of New York
No. 01MA6004743
Qualified in New York County
Commission Expires March 30, 2018

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EXHIBIT LIST

A                Resolution adopted by the board of directors of Harris & Harris Group, Inc.

HARRIS & HARRIS GROUP, INC.

Resolutions by the Board

March 6, 2014

RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and directed, by and on behalf of the Company, and in its name, to execute and cause to be filed with the Commission any applications for exemptive relief or certifications, or amendments thereto, or requests for no-action or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, or any other applicable federal or state securities law, or applicable provisions of the Internal Revenue Code of 1986, as amended, as such officers, in their sole discretion, deem necessary or to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and further

RESOLVED, that all prior actions taken by the officers of the Company in connection with the filing of such application with the Commission is hereby approved and ratified in all respects.